GAE 0116-14
January 22, 2014

Itaú Unibanco Holding S.A.
Investor Relations Officer
Alfredo Egydio Setubal

Dear Sirs,

We request clarifications by January 23, 2014 on a news report published by the Valor Econômico newspaper of January 22, 2013, entitled “Itaú to sell major risk insurance company”, in addition to other information deemed as material.

This request should be seen within the scope of the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 13, 2011. Failure to meet the requirements under this agreement could render this company subject to a penalty by the CVM’s Corporate Relations Office – SEP pursuant to the provision of CVM Instruction 452/07.

Sincerely,

Nelson Barroso Ortega
Companies’ Monitoring Unit
BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange

c.c.	CVM – Securities and Exchange Commission of Brazil
Fernando Soares Vieira – Corporate Relations Officer
Waldir de Jesus Nobre – Trading and Markets Supervision Officer

São Paulo-SP, January 22, 2014.

BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange
Companies’ Monitoring Unit
São Paulo-SP

Dear Sirs,

Reference: Request for Clarification – GAE 0116-14

In response to the Official Letter from the Companies’ Monitoring Unit of BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (GAE 0116-14),  and in view of the report published on January 22, 2014 by the newspaper  “Valor Econômico” entitled “Itaú to sell major risk insurance company”, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) clarifies that it does intend to sell its major risk insurance operation, but differently from what was reported, the sale process has yet to begin, which should happen within the next few days.

Itaú Unibanco further clarifies that the process will be a competitive one and the results of negotiations will be announced to the market immediately upon conclusion.

Regards,

fls.2

ITAÚ UNIBANCO HOLDING S.A.
Alfredo Egydio Setubal
Investor Relations Officer

c.c.	CVM – Securities and Exchange Commission of Brazil
Fernando Soares Vieira – Corporate Relations Officer
Waldir de Jesus Nobre – Trading and Markets Supervision Officer